Exhibit 99.1

Scienjoy Holding Corporation Signs Agreement to Acquire BeeLive and Expand Its Global Footprint

BEIJING, Aug 12, 2020 /PRNewswire/ -- Scienjoy Holding Corporation ("Scienjoy", the "Company", or "We") (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China today announced that it has entered into an Equity Acquisition Framework Agreement (the “Agreement”) on August 10, 2020, to acquire 100% of the equity interest in Beelive from its two controlling companies at a total consideration of RMB300 million, including a cash consideration of RMB50 million and share consideration of RMB250 million in ordinary shares to be issued by Scienjoy. The share consideration payments are subject to certain performance conditions and requirements over the following three years.

BeeLive is a global live streaming platform that initially launched in China in November 2016. After establishing a strong foothold in China’s live streaming industry, BeeLive began expanding into international markets during the second half of 2019. To date, BeeLive has launched its Arabic language live streaming product in the Middle East and its Thai language live streaming product in Southeast Asia.

Although BeeLive’s global expansion is still at an early stage, the platform’s activity in overseas markets has demonstrated potential for future growth. As of June 2020, the number of total registered users on BeeLive exceeded 20 million and the number of active live streaming hosts on BeeLive reached 62 thousand. Additionally, during the first half of 2020, BeeLive’s ARPU reached RMB2,200, which was higher than the industry average.

“We are pleased to announce our acquisition of BeeLive and remain confident that this arrangement will serve to provide increasing shareholder value over the long term,” commented Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy. “As BeeLive has come to establish itself as a leader in the provision of engaging talent show live streaming content and continued to make exceptional progress in its overseas expansion initiatives, we have gained a tremendous amount of respect for both the business and its platform capabilities. Based on the similarities between our business models, we believe that this deal has the potential to generate powerful synergies and thus significantly bolster our competitive advantages in the industry going forward. After thorough analysis, we maintain our belief that this acquisition is a true win-win arrangement for both parties and will help to provide our users with an increasingly vibrant and interactive social environment going forward."

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading show live streaming video entertainment social platform in China. With more than 200 million registered users, Scienjoy currently operates three primary online live streaming brands with their respective websites and mobile apps: Showself, Lehai, and Haixiu, each using Scienjoy's own mobile applications. Through this collection of online live streaming brands, Scienjoy has created a vibrant, interactive, and close community. Scienjoy operates a mobile live streaming business through which it provides live streaming entertainment from professional "broadcasters" to end-users, allowing for the operation of live social video communities. Using Scienjoy's mobile applications, users can select broadcasters and enter real time video rooms to interact with them. In addition to real-time interactions, users can also view photos posted by broadcasters on their personal pages, leave comments, and engage in private chats with broadcasters when they are not streaming. In addition, users can also play fun and simple games by using virtual currencies within the video rooms while watching the live streaming of a broadcaster.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, Company’s expectations with respect to future performance and anticipated financial impacts of the acquisition, the satisfaction of the closing conditions to the acquisition and the timing of the completion of the acquisition. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of the Company and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement relating to the acquisition; (2) the inability to complete the acquisition, including due to failure to satisfy conditions to closing in the Agreement; (3) delays in obtaining or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Agreement; (4) the risk that the acquisition disrupts current plans and operations as a result of the announcement and consummation of the acquisition; (5) the ability to recognize the anticipated benefits of the acquisition; (6) costs related to the acquisition; (7) changes in applicable laws or regulations; and (8) the possibility that Beelive or the Company may be adversely affected by other economic, business, and/or competitive factors. These forward -looking statements are subject to the filings with the Securities and Exchange Commission (“SEC”) made by the Company. Company cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this press release.

Contacts

Ray Chen

VP, Investor relations

Scienjoy Inc.

+86-010-64428188

ray.chen@scienjoy.com

Jack Wang

ICR Inc.

+1 (212) 537-9254

scienjoy.ir@icrinc.com